

08029980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxxtrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Corporate Drive Suite 410
(No. and Street)

Lexington (City) Kentucky (State) 40503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff M. Garstka 859-223-9800 x107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baldwin and Associates PLLC
(Name – *if individual, state last, first, middle name*)

713 West Main Street (Address) Richmond (City) ,Kentucky (State) 40475-1351 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/26/08

OATH OR AFFIRMATION

I, Jeff M. Garstka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxxtrade, Inc., as of Dec. 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finop-Maxxtrade, INc.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXX TRADE, Inc.
Lexington, Kentucky

* * * * *

Independent Auditors' Report
And Financial Statements
For the Years Ended
December 31, 2007 and 2006

MAXX TRADE, Inc.
Table of Contents



Baldwin & Associates PLLC
Your link for financial success
Certified Public Accountants
Consultants & Information Professionals

713 West Main Street
Richmond, KY 40475-1351
Phone: (859) 626-9040

Independent Auditors' Report

MAXX TRADE, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of MAXX TRADE, Inc. (the Company) as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAXX TRADE, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baldwin & Associates, PLLC

Baldwin & Associates, PLLC
February 28, 2008

MAXX TRADE, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Current Assets		
Cash	$ 52,809	$ 71,726
Accounts receivable	33,523	11,457
Accounts receivable - other	4,000	-
Accounts receivable - related party	-	360,746
Total Current Assets	90,332	443,929
Property and Equipment		
Fixed assets	4,277	4,277
Accumulated depreciation	(4,277)	(3,211)
Net Property and Equipment	-	1,066
Total Assets	$ 90,332	$ 444,995
Liabilities and Stockholders' Equity		
Current Liabilities		
Accrued expenses and other liabilities	$ 7,438	$ 61,889
Total Current Liabilities	7,438	61,889
Stockholders' Equity		
Common stock, no par value, 1,000 shares issued, 510 outstanding	250	250
Additional paid in capital	119,926	586,150
Accumulated deficit	(37,282)	(203,294)
Total Stockholders' Equity	82,894	383,106
Total Liabilities and Stockholders' Equity	$ 90,332	$ 444,995

See accompanying notes to financial statements.

MAXX TRADE, Inc.

Statements of Operations

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue		
Commissions	$ 932,953	$ 208,414
Interest income	679	835
Other income	35,000	-
Total Revenue	968,632	209,249
Expenses		
Commissions	679,772	85,224
Floor brokerage, exchange, and clearance fees	44,937	36,543
Communications and data processing	16,676	11,952
Occupancy	35,000	31,843
Advertising	150	-
Other	26,085	27,221
Total Expenses	802,620	192,783
Net Income	$ 166,012	$ 16,466

See accompanying notes to financial statements.

MAXX TRADE, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2006	$ 250	$ 586,150	$ (219,760)	$ 366,640
Net income	-	-	16,466	16,466
Balances, December 31, 2006	250	586,150	(203,294)	383,106
Net Income	-	-	166,012	166,012
Other Adjustment (Note 4)	-	(466,224)	-	(466,224)
Balances, December 31, 2007	$ 250	$ 119,926	$ (37,282)	$ 82,894

See accompanying notes to financial statements.

MAXX TRADE, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Net income	$ 166,012	$ 16,466
Adjustments to reconcile net income to net cash provided by operating activities.		
Depreciation	1,066	-
(Increase) Decrease in:		
Accounts receivable	(26,066)	(11,136)
Accounts receivable - related party	(105,478)	(45,503)
(Decrease) Increase in:		
Accrued expenses	(54,451)	60,483
Net Cash (Used) Provided by Operating Activities	(18,917)	20,310
Net Increase (Decrease) in Cash	(18,917)	20,310
Cash at Beginning of Year	71,726	51,416
Cash at End of Year	$ 52,809	$ 71,726
Supplemental Disclosures		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash transactions		
Related party receivable reclassified as additional paid in capital	$ 466,224	$ -

See accompanying notes and accountants' report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MAXX TRADE, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kentucky corporation and was incorporated September 21, 1999.

The Company is an introducing broker. An introducing broker is a broker-dealer firm that accepts customer orders but elects to clear the orders through another broker for cost efficiencies, for example, not having to perform all of the clearance functions on a small volume of business, thereby eliminating many fixed costs. In this arrangement, the introducing broker accepts the customers' orders and the clearing brokers or other parties clear the trades. Either party may initiate the execution of a trade. The clearing broker-dealer processes and settles the customer transactions for the introducing broker using the back-office processing of the clearing broker-dealer. The Company's clearing broker-dealer is Penson Financial Services. Commissions received from the transactions are divided in any manner agreed to by the introducing and clearing broker-dealer and stipulated in written contracts.

Cash and Cash Equivalents

The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Accounts Receivable

The Company's receivables originate from only one entity, Penson Financial Services. Each month Penson Financial Services wires the commission earned by the Company for the previous month to the Company's bank account. Management considers all receivables to be collectible. Therefore, an allowance for doubtful accounts has not been established.

Fixed Assets

Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using an accelerated method. The assets are depreciated over their useful lives, all of which are five years.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. Through December 31, 2007, the Company has not been required to make any payments under this guarantee, and management is not aware of any circumstances as of the date of the audit which would require them to perform under this guarantee.

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholders are liable for individual federal income taxes on the Company's taxable income. Accordingly, there is no provision for federal income taxes.

The Company was subject to income taxes for the state of Kentucky for the year ended December 31, 2006. However, no provision for taxes has been recognized during that year. Effective for tax years beginning on or after January 1, 2007, S Corporations in Kentucky will no longer be subject to corporate income tax, however they will be subject to a limited liability entity tax (LLET). Except for a $175 minimum, the LLET will not apply if the entity's gross receipts or gross profits from all sources are $3 million or less. For December 31, 2007, the Company was subject to the minimum tax of $175.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Note 2 – Treasury Stock

During February 2007 the five stockholders of MAXX TRADE, Inc. came to the agreement that three of the stockholders' would transfer into the Company's treasury for cancellation their 490 total combined shares of stock. For consideration of these shares, the three were released from all further obligations and liabilities of MAXX TRADE, Inc. The stock was reacquired by MAXX TRADE at no cost, so the transaction did not have any affect on the Company's total equity.

Note 3 – Lease Commitment

The Company leases its office space under an operating lease effective through 2009. The lease agreement provides for a 5-year renewal option. Rent expense was $28,238 and $29,661 for 2007 and 2006, respectively. Required future minimum lease payments under this operating lease are as follows as December 31, 2007:

2008	$27,600
2007	25,300
Total	$52,900

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company's net capital is $45,370 which is $40,370 in excess of its required net capital of $5,000. The Company's net capital ratio is 0.1639 to 1.

Note 5 – Related Party Transactions

During 2007 the Company wrote off against additional paid in capital an accounts receivable of $466,224 from a related entity. The related entity called Lexington Brokerage & Company is owned by the two stockholders of MAXX TRADE, Inc. Prior to the write off, the related entity was absorbing expenses related to MAXX TRADE, Inc. until such time that MAXX TRADE, Inc. sustained profitability. The balance of accounts receivable with the related entity was $360,746 at of December 31, 2006 at during which time the owners had agreed to personally assume indebtedness for the receivable.

Note 6 – Off-Balance Sheet Arrangement

The variable interest entity, Lexington Brokerage & Company, was established in 1995 as an independent stock brokerage company. The two active shareholders were independent representatives for several broker/dealer companies. In September of 1999, the two active shareholders in Lexington Brokerage & Company started their own broker/dealer company. Lexington Brokerage & Company remained open with a large client base. MAXX TRADE, Inc. began serving the clients of Lexington Brokerage & Company as their new broker/dealer. Since MAXX TRADE, Inc. was a new company, the capital provided by the two principal shareholders in Lexington Brokerage & Company was used to absorb the start up costs and continued to be used to absorb expenses of MAXX TRADE, Inc. through 2007. It is anticipated that Lexington Brokerage & Company will no longer need to absorb expenses for MAXX TRADE, Inc. in subsequent years.

Note 7 – Reclassifications

Certain reclassifications have been made to the 2006 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

MAXX TRADE, Inc.
Schedule of Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2007

		2007
Total Stockholders' Equity	$	82,893
Deductions and/or Charges		
Other nonallowable assets		37,523
		37,523
Net Capital	$	45,370
Aggregate Indebtedness		
Accrued expenses and other liabilities	$	7,438
Aggregate Indebtedness to Net Capital		16.39 %
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% indebtedness or $5,000)	$	5,000
Net capital		45,370
Excess net capital	$	40,370

There are no material differences between the Company's Computation of Net Capital as reported by Registrant in Part IIA on Form X-17a-5 as of December 31, 2007.

MAXX TRADE, Inc.
Schedule of the Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2007 and 2006

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

MAXX TRADE, Inc.
Schedule of the Information Relating to Possession
of Control Requirements Pursuant to Rule 15c3-3
December 31, 2007 and 2006

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.



Baldwin & Associates PLLC
Your link for financial success
Certified Public Accountants
Consultants & Information Professionals

713 West Main Street
Richmond, KY 40475-1351
Phone: (859) 626-9040

Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming
An Exemption From SEC Rule 15c3-3

MAXX TRADE, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements and supplemental schedules of MAXX TRADE, Inc., (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

During the performance of our audit engagement procedures, we noted management had not recorded all accounts receivable and accounts payable. This is a necessary step in ensuring that financial statements are fairly stated. Also, a revenue amount was classified as an equity transaction rather than being recognized as current year income. The unrecorded and misclassified amounts were, in our judgement, material to the financial statements. Since the Company's control policies and procedures did not prevent or detect a material misstatement of the financial statements, we concluded there is a material weakness in the Company's control policies and procedures required to be reported under professional standards.

We recommend that management design control policies and procedures to identify misstatements in the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Baldwin & Associates, PLLC

Baldwin & Associates, PLLC
February 28, 2008

END